EXHIBIT 99.1

Student Transportation to Hold Fiscal 2012 Year-End Conference Call and Webcast

BARRIE, Ontario, Sept. 13, 2012 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB), North America's third-largest provider of school bus transportation services, announced it will hold a conference call and live audio webcast on Wednesday, September 26, 2012 at 11 a.m. (ET) to discuss its results for the fiscal year ended June 30, 2012.

A news release announcing STI's results will be issued prior to the call.

The call will be hosted by Denis Gallagher, Chairman and CEO, and Patrick Walker, Executive Vice President and CFO. Following management's presentation, there will be a brief question and answer session for analysts and institutional investors.

The call can be accessed by dialing 1-877-561-2750. The live audio webcast will be available at www.rideSTBus.com.

To access the rebroadcast for up to 30 days after the call, visit www.rideSTBus.com for the webcast.

About

Founded in 1997, Student Transportation Inc. (STI) is North America's third-largest and fastest-growing provider of school bus transportation services, operating more than 9,000 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:
         Student Transportation Inc.
         Patrick J. Walker
         Chief Financial Officer & Executive Vice President

         Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com